UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing 5,000 Preferred Shares

(Title of Class of Securities)

105530109

(CUSIP Number)

Gaylord Macnack

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

January 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP III B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund III C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Group Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGU International Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

CUSIP No. 105530109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Lloyd N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,459,992(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,459,992(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,992

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 2,459,992 American Depositary Shares each representing 5,000 Preferred Shares of Brasil Telecom Participações S.A.

(2) The calculation of the foregoing percentage is based on 229,937,525,000 Preferred Shares of Brasil Telecom Participações S.A. outstanding as of September 30, 2007, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to 2,459,992 American Depositary Shares (the “Shares”) of Brasil Telecom Participações S.A. (the “Company”).  The Company’s principal offices are located at SIA/SUL ASP Lote D, Bloco B Setor de Industria Brasilia, DF 71215-000.

Item 2.	Identity and Background

(a), (b) and (c) This Statement is being filed jointly by (i) Aviva plc, a public limited company organized under the laws of England and Wales, (ii) Aviva Group Holdings Limited, a limited liability company organized under the laws of England and Wales; (iii) Aviva International Insurance Limited, a limited liability company organized under the laws of England and Wales; (iv) Aviva Insurance Limited, a limited liability company organized under the laws of Scotland; (v) Aviva International Holdings Limited, a limited liability company organized under the laws of England and Wales; (vi) CGU International Holdings B.V., a limited liability company organized under the laws of The Netherlands; (vii) Delta Lloyd N.V., a limited liability company organized under the laws of The Netherlands; (viii) Cyrte Investments B.V. (“Cyrte Investments”), a limited liability company organized under the laws of The Netherlands; (ix) Cyrte Investments GP III B.V. (“Cyrte Investments GP”), a limited liability company organized under the laws of The Netherlands; and (x) Cyrte Fund III C.V. (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands (collectively, the “Reporting Persons”). Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited and CGU International Holdings B.V. are referred to herein as the “Aviva Reporting Persons”.

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited. Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited. Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited. Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited. Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V. CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V. Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP. Cyrte Investments GP is the general partner of Cyrte Fund.

The name, business address, business activity and present principal occupation or employment of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business of each of the Aviva Reporting Persons and Delta Lloyd N.V. is insurance services. The principal business of Cyrte Investments is investment management. Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund. Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or general partner of the Reporting Persons who is a natural person is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares collectively owned by the Reporting Persons from capital contributions made to its working capital by its limited partners, CFI Invest C.V., Delta Lloyd Levensverzekering N.V., Stichting Pensioenfonds ABP and Stichting Pensioenfonds voor de Gezonheid, Geestelijke en Maatschappelijke belangen “PGGM”.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares of the Company for investment purposes. The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice. The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2007, there were 229,937,525,000 Preferred Shares outstanding as of September 30, 2007. Cyrte Investments GP directly owns 2,459,992 Shares (through American Depositary Shares evidenced by American Depositary Receipts), which represents 5.3% of the Shares outstanding as of September 30, 2007.  None of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund directly own such Shares. However each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund may be deemed to be beneficial owners, as well as share the power to vote and dispose, of such Shares directly owned by Cyrte Investments GP by virtue of the fact that: Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited, Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited, Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited, Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited, Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V., CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V.; Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments, Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP and Cyrte Investments GP is the general partner of Cyrte Fund. Each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund disclaims beneficial ownership of such Shares for all other purposes.

(c) During the last 60 days, none of the Reporting Persons has bought, sold or otherwise received Shares except in the transactions described in Schedule II attached hereto, which is incorporated herein by reference.

(d) The limited partners of Cyrte Fund, being CFI Invest C.V., Delta Lloyd Levensverzekering N.V., Stichting Pensioenfonds ABP, and PGGM will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Cyrte Investments B.V., Cyrte Investments GP III B.V., Cyrte Fund III C.V., Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings B.V. and Delta Lloyd N.V., dated as of January 15, 2008.

Exhibit 99.2

Power of attorney granted on December 19, 2007 granting power of attorney to Mr. Gaylord Macnack to sign on behalf of Cyrte Investments B.V. and Cyrte Investments GP III B.V. (also acting in its capacity as general partner of Cyrte Fund III C.V.).

Exhibit 99.3

Power of attorney granted on January 15, 2008 granting power of attorney to Ms. Antoinette Sprenger to sign on behalf of Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, and Aviva International Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2008
Date
/s/ Gaylord Macnack
Signature
Cyrte Investments B.V., by Gaylord Macnack, attorney-in-fact*

January 15, 2008
Date
/s/ Gaylord Macnack
Signature
Cyrte Investments GP III B.V., by Gaylord Macnack, attorney-in-fact*

January 15, 2008
Date
/s/ Gaylord Macnack
Signature
Cyrte Fund III C.V., by Gaylord Macnack, attorney-in-fact*

January 15, 2008
Date
/s/ Antoinette Sprenger
Aviva plc, by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Antoinette Sprenger
Signature
Aviva Group Holdings Limited by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Antoinette Sprenger
Signature
Aviva International Insurance Limited by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Antoinette Sprenger
Signature
Aviva Insurance Limited by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Antoinette Sprenger
Signature
Aviva International Holdings Limited by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Antoinette Sprenger
Signature
CGU International Holdings B.V. by Antoinette Sprenger, attorney-in-fact**

January 15, 2008
Date
/s/ Pien Stevens
Signature
Delta Lloyd N.V., by Pien Stevens, attorney-in-fact**

* Signed pursuant to powers of attorney, December 19, 2007, attached hereto as Exhibit 99.2.

** Signed pursuant to powers of attorney, dated January 15, 2008, attached hereto as Exhibit 99.3.

SCHEDULE I

The name, business address, business activity, present principal occupation or employment and, if a natural person, citizenship of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

Cyrte Investments B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Botman, Franciscus Johannes	Flevolaan 41A, 1411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Director (bestuurder) and Chairman of Management Board	Director (bestuurder)	The Netherlands
Aardoom, Japhet Pieter	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Otto, Alex Hendrikus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Krant, Joop	Dreeftoren 5th floor Haaksbergweg 11 1101 BP Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands

Cyrte Investments GP III B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; sole director (bestuurder) of Cyrte Investments GP III B.V.	Not applicable

Cyrte Fund III C.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments GP III B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; general partner of Cyrte Fund III C.V.	Not applicable

Aviva plc

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Arora, Nikesh	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
de la Dehesa Romero, Guillermo	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Spain
Dik, Wim	St Helen’s, 1 Undershaft, London EC3P 3DQ	Senior Independent Director	Senior Independent Director	The Netherlands
Francis, Mary, Elizabeth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Goeltz, Richard, Karl	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Piwnica, Carole	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Belgium
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sharman, Colin, Morven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Chairman	Chairman	United Kingdom
Walls, John, Russell, Fotheringham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Ainley, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Godlasky, Thomas	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Dromer, Alain	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	France
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	India

Aviva Group Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva International Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	Pitheavlis, Perth PH2 0NH	Director	Director	United States
Moss, Andrew, John	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Sahay, Anupam	Pitheavlis, Perth PH2 0NH	Director	Director	India
Scott, Philip, Gordon	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom

Aviva International Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark, Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal, Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip, Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

CGU International Holdings B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Harris, Timothy	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Jones, Edward, Graham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew, John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Delta Lloyd N.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Medendorp, Paul Kerst	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	Germany
Raué, Hendrik Herman	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
van der Burg, Vincent Arthur Maria	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kottman, René Herman Philip Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Smits, Marcellinus Hermanus Maria	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Boumeester, Pamela Gertrude	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Haars, Jan Gerard	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Fischer, Eric Jacob	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Moss, Andrew John	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	United Kingdom

SCHEDULE II

All of the Shares of the Company acquired and sold as described in the table below were acquired and sold by Cyrte Investments GP III B.V. in open market transactions.

Trade Date	Shares Acquired or Sold	Share Price (USD)
December 19, 2007	415,800	66.9800
December 19, 2007	357,185	66.9800
December 19, 2007	69,400	67.4709
December 20, 2007	106,200	66.3878
December 21, 2007	51,346	70.7107
December 24, 2007	900	73.4489
December 26, 2007	77,600	74.1624
December 27, 2007	52,800	73.6999
December 28, 2007	341,000	74.1002
December 31, 2007	57,900	74.4044
January 2, 2008	118,300	73.8461
January 3, 2008	51,900	74.9732
January 4, 2008	130,100	75.8669
January 7, 2008	70,070	78.4110
January 8, 2008	202,400	82.9058
January 9, 2008	219,391	79.0654
January 9, 2008	57,700	82.8996
January 15, 2008	80,000	67.7775
	2,459,992